10029062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Securities and Exchange Commission
RECEIVED
MAR 01 2010
Branch of Registrations and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~40853~~ 40583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHPORT PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

187 WESTWAY ROAD
(No. and Street)

SOUTHPORT, CT 06890
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN J. DLUGASH - MARKS PANETH & SHRON, LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE 7TH FLOOR, NEW YORK NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DALE E. MCIVOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHPORT PARTNERS, L.P., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Title

Komal Keck 2.24.10
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC-COMMONWEALTH OF VIRGINIA
KOMAL KECK
COUNTY OF ROANOKE
ID# 356717
My Commission Expires
November 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHPORT PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

AND FOR THE YEAR THEN ENDED

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To The Partners of
Southport Partners, L.P.

We have audited the accompanying statement of financial condition of Southport Partners, L.P. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Southport Partners, L.P. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

New York, NY
February 25, 2010

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

SOUTHPORT PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 25,639
Accounts Receivable	
(Net of reserve for bad debts of $44,500)	22,327
Stocks, at Fair Value (level 1)	5,892
TOTAL ASSETS	$ 53,858

LIABILITIES AND PARTNERS' CAPITAL

Accounts and Accrued Expenses Payable	$ 10,047
Employee Reimbursement Due	3,698
Partners' Capital	40,113
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 53,858

See Accompanying Notes

SOUTHPORT PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

1. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other fees in connection with mergers and acquisitions and other financial services and from commissions on the private placement of securities.

2. THE COMPANY

A) The Company was formed in Connecticut on November 1, 1988. The Company provides investment banking services to corporations primarily related to merger and acquisition and related financial advice. The Company also provides services related to the private placement of securities with corporations, financial institutions, and other accredited investors. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective October 16, 1989. The Company is a limited partnership.

B) The Company used to operate under an expense sharing agreement with its parent Southport Partners, a Connecticut general partnership until June 30, 2003. The Company has informed FINRA that as of June 30, 2003 it no longer operates under such agreement. Starting July 1, 2003 all expenses and revenues are booked directly in the Company's books.

C) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company's net capital and aggregate indebtedness, as defined, were $16,902 and $13,745 respectively. The net capital ratio was .8132 or

81.32% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $11,902.

4. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The $22,327 accounts receivable at December 31, 2009 was due from a single customer.

5. The Company does not incur income taxes; instead, its earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes. Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes- an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions. The adoption of FIN 48 did not have an effect on the Company's financial position as of January 1, 2009 or the Company's results of operations and cash flows for the year ended December 31, 2009.

6. Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through February 25, 2010, the date the financials statements were available to be issued.

7. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business, 187 Westway Road, Southport, Connecticut 06890, and at the regional office of the Commission located at 33 Arch Street (23rd Floor), Boston, MA 02110-1424.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

To The Partners of
Southport Partners, L.P.

In planning and performing our audit of the financial statements of Southport Partners, LP as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 25, 2010